SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

11 May 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 11 May 2009

                   re: Issue of Equity

Regulatory Announcement

Lloyds
Banking
Group plc

Listing of Shares
 pursuant to a Capitalisation Issue

Application has been made to
admit
407,943,501
 ordinary shares of 25p each in Lloyds Banking Group plc to the Official List of the
UK Listing Authority and
to
admit such shares to
trading on the main market for listed securities of
the London Stock Exchange
.

It is expected that t
hese shares
will be admitted to the Official List and to trading on the
London Stock Exchange upon allotment
 pursuant to
a capitalisation issue by
the Company
, the terms of which were announced on 27 February 2009
.
Such allotment is expected to take place today. These shares, when issued, will rank pari passu
 in all respects with the existing ordinary shares of the Company, including in respect of
the right to receive dividends or distributions made, paid or declared after such shares are admitted to the Official List and to trading on the London Stock Exchange.
Following the completion of the capitalisation issue, the Company will have a total of
16,753,147,366
 ordinary shares of 25p each in issue.

11 May
, 200
9

Contact
s
:

Mike Hatcher	Shane O' Riordain	Douglas Radcliffe
Deputy Secretary	Group Communications Director	Investor Relations
Lloyds Banking Group plc	Lloyds Banking Group plc	Lloyds Banking Group plc
020 73562108	020 73561849	020 73561571
mike.hatcher@lloydstsb.co.uk	shane.o'riordain@lloydsbanking.com	douglas.radcliffe@lloydstsb-finance.co.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  11 May 2009